COMMENTS RECEIVED ON 9/16/2019

FROM KENNETH ELLINGTON

FIDELITY CALIFORNIA MUNICIPAL TRUST (File Nos. 002-83367 and 811-03725)

FIDELITY CALIFORNIA MUNICIPAL TRUST II (File Nos. 033-42890 and 811-06397)

FIDELITY COMMONWEALTH TRUST II (File Nos. 002-52322 and 811-02546)

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 AND 811-05251)

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

FIDELITY MASSACHUSETTS MUNICIPAL TRUST (File Nos. 002-75537 and 811-03361)

FIDELITY NEW YORK MUNICIPAL TRUST (File Nos. 002-83295 and 811-03723)

FIDELITY NEW YORK MUNICIPAL TRUST II (File Nos. 033-42943 and 811-06398)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

1)

Fidelity New York Municipal Money Market Fund (Form N-CSR and N-CEN Filings)

C:

Disclosure in the 1/31/19 annual report states that the fund had expense reductions during the period, but Item C.8.b in the form N-CEN filed on 4/8/19 (which asks if any expenses of the fund were reduced or waived during the period) was marked as “no.” Item C.8.c (which asks if the fees waived are subject to recoupment) was also marked as “no,” but Item C.8.d (which asks if any expenses previously waived were recouped during the period) was marked as “yes.” Please confirm which disclosures are correct and ensure that these items are disclosed correctly going forward.

R:

We confirm that the fund had expense reductions during the period as noted in the 1/31/19 annual report. We also confirm that, during the period, the fund did not recoup any expenses that were previously waived. We will seek to ensure these items are disclosed correctly in Form N-CEN going forward.

2)

Fidelity Small Cap Discovery Fund (Form N-CSR and N-CEN Filings)

C:

Disclosure in the 4/30/19 annual report states that the fund did not borrow on a line of credit, but the form N-CEN filed on 7/15/19 states that the fund drew on a line of credit during the period. Please confirm which statement is correct and ensure the disclosure is consistent going forward.

R:

We confirm that the disclosure regarding bank borrowings in the 4/30/19 annual report is consistent with the disclosure in the fund’s form N-CEN filed on 7/15/19. In the annual report and the form N-CEN, the fund disclosed that it did not borrow on a committed line of credit (Note 6 to the Financial Statements; Item C.20 in Form N-CEN), but that the fund had borrowings under other, uncommitted lines of credit (Note 8 to the Financial Statements; Item C.20 in Form N-CEN).

3)

Multiple Funds in Fidelity Concord Street Trust (Form N-CEN Filing)

C:

In N-CEN filings on 1/9/19, 2/12/19, 3/9/19, several funds disclosed “0” as the annualized difference between the fund’s total return during the reporting period and the index’s return during the reporting period and as the annualized standard deviation of the daily difference between a fund’s total return during the reporting period and the index’s return during the reporting period in Item C.3.b.ii and C.3.b.iii of form N-CEN. Please confirm that this disclosure is correct.

R:

For the 1/9/19 N-CEN filing, Fidelity Zero Large Cap Index Fund and Fidelity Zero Extended Market Index Fund commenced operations on 9/13/18 and Fidelity Series International Index Fund commended operations on 8/17/18. The funds did not present annualized performance data between each fund and its index because of the funds’ short reporting periods.

For the 2/12/19 Form N-CEN filing, Fidelity Series 100 Index Fund was liquidated on 9/6/2018 and, thus, N-CEN items regarding performance data as of period end (11/30/18) are not applicable.  Fidelity NASDAQ Composite Index Fund reported data other than “0”.

Fidelity Concord Street Trust did not make a Form N-CEN filing on 3/9/19.